                                     1996
================================================================================



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 11-K


Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934


                    For the fiscal year ended July 31, 1996


                         Commission File Number 1-6101









                              PRETAX SAVINGS PLAN
                         FOR THE SALARIED EMPLOYEES OF
                                  ROHR, INC.
                   ________________________________________
                           (Full Title of the Plan)




                                  ROHR, INC.
         (Name of Issuer of the Securities Held Pursuant to the Plan)
             850 LAGOON DRIVE, CHULA VISTA, CALIFORNIA 91910-2098
                   (Address of principal executive offices)
                                (619) 691-4111
                                (Telephone No.)



================================================================================

THE PRETAX SAVINGS PLAN FOR THE
SALARIED EMPLOYEES OF ROHR, INC.

TABLE OF CONTENTS

-------------------------------------------------------------------------------------

                                                                               PAGE
INDEPENDENT AUDITORS' REPORT                                                    1

FINANCIAL STATEMENTS AS OF JULY 31, 1996 AND 1995
  AND FOR THE YEARS THEN ENDED:

  Statements of Assets Available for Benefits                                   2

  Statements of Changes in Assets Available for Benefits                       3-6

  Notes to Financial Statements                                                7-10

SUPPLEMENTAL SCHEDULES:

Assets Held for Investment Purposes as of July 31, 1996 - Item 27a              11

Series of Reportable Transactions for the Year Ended July 31, 1996 - Item 27d   12

All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

To the Committee for the Administration of the Rohr, Inc. Savings Plans:

We have audited the accompanying statements of assets available for benefits of The Pretax Savings Plan for the Salaried Employees of Rohr, Inc. (the "Plan") as of July 31, 1996 and 1995, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of The Pretax Savings Plan for the Salaried Employees of Rohr, Inc. as of July 31, 1996 and 1995, and the changes in assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and of series of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of changes in assets available for benefits is presented for the purpose of additional analysis rather than to present the changes in assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund are the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

San Diego, California
January 8, 1997

THE PRETAX SAVINGS PLAN FOR THE SALARIED
EMPLOYEES OF ROHR, INC.


STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
AS OF JULY 31, 1996 AND 1995

-----------------------------------------------------------------------------------------------
                                                                  1996                1995
INVESTMENTS:
  At fair value:
   Shares of registered investment companies:
    Fidelity Growth and Income Portfolio                    $ 53,094,877        $ 41,704,616
    Fidelity Magellan Fund                                    30,756,274          30,602,227
    Fidelity Asset Manager Fund                               21,160,941          22,044,178
    Fidelity Short-term Bond Portfolio                        18,234,543          20,905,907
    Fidelity Disciplined Equity Fund                          16,158,262          12,791,246
    Fidelity Asset Manager Growth Fund                        13,313,551          13,000,518
    Fidelity Retirement Money Market Portfolio                11,991,894           8,646,607
    Fidelity Overseas Fund                                     7,783,809           6,993,239
    Fidelity Asset Manager Income Fund                         6,426,732           7,366,162
   Rohr Stock Fund                                            16,529,491          12,375,768
   Participant loans receivable                                9,530,795           9,034,057
                                                            ------------        ------------
ASSETS AVAILABLE FOR BENEFITS                               $204,981,169        $185,464,525
                                                            ============        ============

See notes to financial statements.

THE PRETAX SAVINGS PLAN FOR THE SALARIED
EMPLOYEES OF ROHR, INC.

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED JULY 31, 1996

---------------------------------------------------------------------------------------------------------------------------------
                                                                        SUPPLEMENTAL INFORMATION BY FUND
                                               ----------------------------------------------------------------------------------
                                                   Fidelity
                                                    Growth                                             Fidelity         Fidelity
                                                     and             Fidelity           Fidelity         Asset         Disciplined
                                                    Income           Magellan           Overseas        Manager          Equity
                                                  Portfolio           Fund                Fund            Fund            Fund
ADDITIONS:
  Contributions:
    Employees                                   $ 2,438,906         $ 2,537,221      $   534,331     $ 1,089,838     $ 1,041,795
    Employer                                        789,476             824,883          160,455         371,572         315,110
                                                -----------         -----------      -----------     -----------     -----------
                                                  3,228,382           3,362,104          694,786       1,461,410       1,356,905
INVESTMENT ACTIVITY:
  Net realized and unrealized appreciation
    (depreciation) in fair value of investments   5,328,540          (7,284,671)         156,437       1,080,237      (1,082,562)
  Dividends and interest                          2,337,974           7,046,528          144,438         720,952       1,640,084
  Principal payments on loans                       824,376             760,623          149,070         308,244         257,703
  Interest payments on loans                        135,115             128,818           24,797          41,747          43,110
                                                -----------         -----------      -----------     -----------     -----------
                                                  8,626,005             651,298          474,742       2,151,180         858,335
                                                -----------         -----------      -----------     -----------     -----------
                                                 11,854,387           4,013,402        1,169,528       3,612,590       2,215,240
                                                -----------         -----------      -----------     -----------     -----------
DEDUCTIONS:
  Withdrawals and benefit payments                3,648,830           1,425,691          228,641       1,703,243         428,344
  Administrative expenses                            30,549              12,312            2,155          10,122           6,531
  Loan disbursements                              1,072,663             937,166          200,255         505,411         307,615
                                                -----------         -----------      -----------     -----------     -----------
                                                  4,752,042           2,375,169          431,051       2,218,776         742,490

NET INCREASE (DECREASE) PRIOR TO
  INTERFUND TRANSFERS                             7,102,345           1,638,233          738,477       1,393,814       1,472,750
INTERFUND TRANSFERS                               4,287,916          (1,484,186)          52,093      (2,277,051)      1,894,266
                                                -----------         -----------      -----------     -----------     -----------
NET INCREASE (DECREASE)                          11,390,261             154,047          790,570        (883,237)      3,367,016
ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF YEAR                    41,704,616          30,602,227        6,993,239      22,044,178      12,791,246
                                                -----------         -----------      -----------     -----------     -----------
ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR                         $53,094,877         $30,756,274      $ 7,783,809     $21,160,941     $16,158,262
                                                ===========         ===========      ===========     ===========     ===========

See notes to financial statements.

------------------------------------------------------------------------------------------------------------------------------------
                                SUPPLEMENTAL INFORMATION BY FUND
------------------------------------------------------------------------------------------------------------------------------------
     Fidelity                           Fidelity           Fidelity
      Asset            Asset             Short-           Retirement
     Manager          Manager             Term              Money               Rohr              Participant
      Growth          Income              Bond              Market             Stock                 Loans
       Fund            Fund             Portfolio         Portfolio             Fund              Receivable           Total

  $   849,894       $  286,117        $   871,710       $   416,838         $   144,216                            $ 10,210,866
      287,317           95,266            331,550           142,278              47,031                               3,364,938
  -----------       ----------        -----------       -----------         -----------                            ------------

    1,137,211          381,383          1,203,260           559,116             191,247                              13,575,804

    1,086,486           92,558           (275,154)                            5,553,843                               4,655,714
      197,421          368,211          1,248,932           487,357                                                  14,191,897
      272,309           78,768            419,924           168,913              72,475         $(3,312,405)
       38,218           10,850             62,308            17,695               8,687                                 511,345
  -----------       ----------        -----------       -----------         -----------         -----------        ------------

    1,594,434          550,387          1,456,010           673,965           5,635,005          (3,312,405)         19,358,956
  -----------       ----------        -----------       -----------         -----------         -----------        ------------

    2,731,645          931,770          2,659,270         1,233,081           5,826,252          (3,312,405)         32,934,760
  -----------       ----------        -----------       -----------         -----------         -----------        ------------

      549,469          856,141          1,765,244         1,163,214           1,097,949             438,457          13,305,223
        5,751            3,620             18,119            11,008              12,726                                 112,893
      363,434           99,686            448,480           228,254              84,636          (4,247,600)
  -----------       ----------        -----------       -----------         -----------         -----------        ------------

      918,654          959,447          2,231,843         1,402,476           1,195,311          (3,809,143)         13,418,116

    1,812,991          (27,677)           427,427          (169,395)          4,630,941             496,738          19,516,644
   (1,499,958)        (911,753)        (3,098,791)        3,514,682            (477,218)
  -----------       ----------        -----------       -----------         -----------         -----------        ------------

      313,033         (939,430)        (2,671,364)        3,345,287           4,153,723             496,738          19,516,644

   13,000,518        7,366,162         20,905,907         8,646,607          12,375,768           9,034,057         185,464,525
  -----------       ----------        -----------       -----------         -----------         -----------        ------------

  $13,313,551       $6,426,732        $18,234,543       $11,991,894         $16,529,491         $ 9,530,795        $204,981,169
  ===========       ==========        ===========       ===========         ===========         ===========        ============

THE PRETAX SAVINGS PLAN FOR THE SALARIED
EMPLOYEES OF ROHR, INC.

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED JULY 31, 1995

------------------------------------------------------------------------------------------------------------------------------------
                                                           SUPPLEMENTAL INFORMATION BY FUND
                         -----------------------------------------------------------------------------------------------------------
                                                                                                             Fidelity
                                                                   Capital                 Rohr              Growth &
                                                    Equity       Accumulation             Legend              Income
                                                     Fund            Fund                  Stock             Portfolio
ADDITIONS:
  Contributions:
    Employees                                $     943,577       $    758,800                            $  1,670,329
    Employer                                        (1,313)            (1,763)                                464,754
                                             -------------       ------------                            ------------
                                                   942,264            757,037                               2,135,083
INVESTMENT ACTIVITY:
  Net realized and unrealized appreciation
    (depreciation) in fair value of
    investments                                 (1,837,292)        (1,631,493)       $   270,412            7,927,257
  Dividends and interest                           999,515          1,500,009                               2,107,684
  Principal payments on loans                      723,123            607,555                                 522,195
  Interest payments on loans                        80,464             68,015                                  83,907
                                             -------------       ------------        -----------         ------------
                                                   (34,190)           544,086            270,412           10,641,043
                                             -------------       ------------        -----------         ------------
                                                   908,074          1,301,123            270,412           12,776,126
                                             -------------       ------------        -----------         ------------
DEDUCTIONS:
  Withdrawals and benefit payments               4,453,509          3,918,204            145,518            2,342,708
  Administrative expenses                          210,023            111,633                                  83,302
  Loan disbursements                               517,221            868,072                  0              468,268
                                             -------------       ------------        -----------         ------------
                                                 5,180,753          4,897,909            145,518            2,894,278

NET INCREASE (DECREASE) PRIOR
  TO INTERFUND TRANSFERS                        (4,272,679)        (3,596,786)           124,894            9,881,848
INTERFUND TRANSFERS                                675,169           (675,090)        (1,575,159)         (42,774,587)
                                             -------------       ------------        -----------         ------------
NET INCREASE (DECREASE)                         (3,597,510)        (4,271,876)        (1,450,265)         (32,892,739)
ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF YEAR                   78,142,178         67,283,363          1,450,265
NET INCREASE (DECREASE) DUE TO
  TRANSFER TO FIDELITY (Note 1)                (74,544,668)       (63,011,487)                             74,544,668
NET INCREASE DUE TO TRANSFER
  FROM HTA (Note 1)                                                                                            52,687
NET INCREASE DUE TO TRANSFER
  FROM ESOP (Note 1)
                                             -------------       ------------        -----------         ------------
ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR                      $           0       $          0        $         0         $ 41,704,616
                                             =============       ============        ===========         ============
-----------------------------------------------------------------------------------------------------------------------------------
                                                           SUPPLEMENTAL INFORMATION BY FUND
                         ----------------------------------------------------------------------------------------------------------
                                                                                        Fidelity
                                               Fidelity             Fidelity              Asset
                                               Magellan             Overseas             Manager
                                                 Fund                 Fund                 Fund
ADDITIONS:
  Contributions:
    Employees                                $ 1,443,853         $  450,905          $   973,365
    Employer                                     408,947            122,480              276,766
                                             -----------         ----------          -----------
                                               1,852,800            573,385            1,250,131
INVESTMENT ACTIVITY:
  Net realized and unrealized appreciation
    (depreciation) in fair value of
    investments                                6,218,811            702,530            2,039,645
  Dividends and interest                          95,145                577              273,262
  Principal payments on loans                    355,353             99,034              255,268
  Interest payments on loans                      61,065             17,007               31,607
                                             -----------         ----------          -----------
                                               6,730,374            819,148            2,599,782
                                             -----------         ----------          -----------
                                               8,583,174          1,392,533            3,849,913
                                             -----------         ----------          -----------
DEDUCTIONS:
  Withdrawals and benefit payments               712,227            180,415            1,153,766
  Administrative expenses                          7,600              1,763                7,632
  Loan disbursements                             509,142             94,085              281,399
                                             -----------         ----------          -----------
                                               1,228,969            276,263            1,442,797

NET INCREASE (DECREASE) PRIOR
  TO INTERFUND TRANSFERS                       7,354,205          1,116,270            2,407,116
INTERFUND TRANSFERS                           23,248,022          5,876,969           19,534,802
                                             -----------         ----------          -----------
NET INCREASE (DECREASE)                       30,602,227          6,993,239           21,941,918
ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF YEAR
NET INCREASE (DECREASE) DUE TO
  TRANSFER TO FIDELITY (Note 1)
NET INCREASE DUE TO TRANSFER
  FROM HTA (Note 1)                                                                      102,260
NET INCREASE DUE TO TRANSFER
  FROM ESOP (Note 1)
                                             -----------         ----------          -----------
ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR                      $30,602,227         $6,993,239          $22,044,178
                                             ===========         ==========          ===========

See notes to financial statements.

THE PRETAX SAVINGS PLAN FOR THE SALARIED
EMPLOYEES OF ROHR, INC.

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED JULY 31, 1995

--------------------------------------------------------------------------------------------------------------------------------
                                       SUPPLEMENTAL INFORMATION BY FUND
--------------------------------------------------------------------------------------------------------------------------------
                                                              Fidelity    Fidelity                       Fidelity
                                                Fidelity        Asset      Asset         Fidelity       Retirement
                                               Disciplined     Manager    Manager       Short-Term        Money           Rohr
                                                 Equity        Growth     Income          Bond            Market         Stock
                                                  Fund          Fund       Fund         Portfolio       Portfolio         Fund
ADDITIONS:
  Contributions:
    Employees                                $   651,172   $   736,360   $  262,591     $    921,082     $  315,259   $    76,045
    Employer                                     169,554       206,515       74,628          276,840        108,039       675,227
                                             -----------   -----------   ----------     ------------     ----------   -----------
                                                 820,726       942,875      337,219        1,197,922        423,298       751,272

INVESTMENT ACTIVITY:
  Net realized and unrealized appreciation
    (depreciation) in fair value of
    investments                                2,169,114     1,699,161      519,979       (1,057,431)                   3,371,867
  Dividends and interest                             253         1,463      110,025        1,366,427        221,249         2,111
  Principal payments on loans                    160,988       206,312       82,968          352,904        110,888        40,746
  Interest payments on loans                      24,011        29,460        9,657           49,489         10,782         8,375
                                             -----------   -----------   ----------     ------------     ----------   -----------

                                               2,354,366     1,936,396      722,629          711,389        342,919     3,423,099
                                             -----------   -----------   ----------     ------------     ----------   -----------

                                               3,175,092     2,879,271    1,059,848        1,909,311        766,217     4,174,371
                                             -----------   -----------   ----------     ------------     ----------   -----------

DEDUCTIONS:
  Withdrawals and benefit payments               237,123       312,162      459,497        1,790,262        488,804       903,990
  Administrative expenses                          3,995         4,509        2,831           24,395          4,950        13,263
  Loan disbursements                             158,432       201,122       84,075          270,009        101,746        56,322
                                             -----------   -----------   ----------     ------------     ----------   -----------
                                                 399,550       517,793      546,403        2,084,666        595,500       973,575
NET INCREASE (DECREASE) PRIOR
  TO INTERFUND TRANSFERS                       2,775,542     2,361,478      513,445         (175,355)       170,717     3,200,796
INTERFUND TRANSFERS                            9,882,527    10,639,040    6,852,717      (41,930,225)     8,084,472     2,161,343
                                             -----------   -----------   ----------     ------------     ----------   -----------

NET INCREASE (DECREASE)                       12,658,069    13,000,518    7,366,162      (42,105,580)     8,255,189     5,362,139
ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF YEAR                                                                                           3,995,363
NET INCREASE (DECREASE) DUE TO
  TRANSFER TO FIDELITY (Note 1)                                                           63,011,487
NET INCREASE DUE TO TRANSFER
  FROM HTA (Note 1)                              133,177                                                    391,418
NET INCREASE DUE TO TRANSFER
  FROM ESOP (Note 1)                                                                                                    3,018,266
                                             -----------   -----------   ----------     ------------     ----------   -----------
ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR                      $12,791,246   $13,000,518   $7,366,162     $ 20,905,907     $8,646,607   $12,375,768
                                             ===========   ===========   ==========     ============     ==========   ===========

-------------------------------------------------------------------------------------------
                       SUPPLEMENTAL INFORMATION BY FUND
-------------------------------------------------------------------------------------------
                                                 Participant
                                                   Loans
                                                  Receivable               Total
ADDITIONS:
  Contributions:
    Employees                                                           $ 9,203,338
    Employer                                                              2,780,674
                                                                        -----------

                                                                         11,984,012
INVESTMENT ACTIVITY:
  Net realized and unrealized appreciation
    (depreciation) in fair value of
    investments                                                          20,392,560
  Dividends and interest                                                  6,677,720
  Principal payments on loans                          $(3,517,334)
  Interest payments on loans                                                473,839
                                                       -----------      -----------
                                                        (3,517,334)      27,544,119
                                                       -----------      -----------
                                                        (3,517,334)      39,528,131
                                                       -----------      -----------

DEDUCTIONS:
  Withdrawals and benefit payments                         479,426       17,577,611
  Administrative expenses                                                   475,896
  Loan disbursements                                    (3,609,893)
                                                       -----------      -----------
                                                        (3,130,467)      18,053,507

NET INCREASE (DECREASE) PRIOR
  TO INTERFUND TRANSFERS                                  (386,867)      21,474,624
INTERFUND TRANSFERS
                                                       -----------      -----------

NET INCREASE (DECREASE)                                   (386,867)      21,474,624
ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF YEAR                            9,420,924      160,292,093
NET INCREASE (DECREASE) DUE TO
  TRANSFER TO FIDELITY (Note 1)
NET INCREASE DUE TO TRANSFER
  FROM HTA (Note 1)                                                         679,542
NET INCREASE DUE TO TRANSFER
  FROM ESOP (Note 1)                                                      3,018,266
                                                       -----------      -----------
ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR                                $ 9,034,057     $185,464,525
                                                       ===========     ============

THE PRETAX SAVINGS PLAN FOR THE SALARIED
EMPLOYEES OF ROHR, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED JULY 31, 1996 AND 1995
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     The following description of The Pretax Savings Plan for the Salaried Employees of Rohr, Inc. (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

     GENERAL - The Plan is a defined contribution 401(k) plan, first made effective January 1, 1966, and restated, 1994. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Effective August 1, 1983, the Plan was amended and restated to incorporate the requirements for a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code and redesignated as The Pretax Savings Plan for the Salaried Employees of Rohr, Inc.

     Effective December 1, 1994, all Rohr, Inc. Salaried Employee Stock Ownership (ESOP) investment balances were merged into the Plan.

     Effective January 19, 1995, all HTA Savings Plan investment balances were merged into the Plan.

     PURPOSE OF THE PLAN - The purposes of the Plan are to provide Eligible Employees with the opportunity to accumulate personal savings on a pretax and post tax basis with the assistance of Rohr, Inc. (the "Company") and to permit Participants to direct investment of their savings among a broad spectrum of investment funds, including a Rohr, Inc. stock fund, which shall be held for their benefit in the Plan.

     PARTICIPATION IN THE PLAN - Employees of the Company are eligible to participate in the Plan upon hire and part-time or temporary employees may participate if they work more than 1,000 hours per year. Employees need not be represented by a labor organization to be eligible. Prior to December 1, 1994, employees of the Company were eligible to participate in the Plan if they: (1) were actively employed on the last business day of the Plan year in which they were employed and (2) were represented by a labor organization which had signed an agreement making this Plan applicable to such person or (3) were not represented by a labor organization or (4) were temporary employees who had worked 1,000 hours or more during the plan year.

     CONTRIBUTIONS UNDER THE PLAN - Participants may make pretax or post tax contributions up to 17% of their gross pay. Contributions by highly-compensated employees are limited to 11% of their qualified gross pay. The Company contributes to each participating employee's account an amount equal to 75% of the first 4% of pre-tax savings. Prior to December 1, 1994, employees contributed up to 18% of their compensation into the Plan through payroll deductions. The Company contributed to each participating employee's account, an amount equal to 25% of the first 5% of the participant's contribution, not to exceed 1-1/4% of the participant's annual compensation. The maximum employee contributions (which are limited by Internal Revenue Service regulations) for calendar years 1996 and 1995 were $9,500 and $9,240, respectively.

     VESTING PROVISIONS OF THE PLAN -- Employees who became participants after January 1, 1995 cumulatively vest 20% in the Company's contributions for each year in which they work 1,000 hours. Participants who were active on January 1, 1995 are 100% vested.

     WITHDRAWALS UNDER THE PLAN -- Under the Plan, a participating employee or his legal successors will be entitled to a cash distribution of the vested value of the investments held in his or her account upon retirement, death, entry into the armed forces, permanent and total disability, layoffs or any other reason. Participants separating from service have the option of deferring distribution of savings until age 70-1/2. Participants may elect to have Rohr Stock Fund distributions paid in shares, with residual amounts (fractional shares) paid in cash. After December 1, 1994 distributions are paid in cash unless stock is requested.

     A participant may withdraw, not more than once each Plan year, an amount equal to all or a portion of the value of the investments held in the participant's account attributable to the participant's post tax and rollover contributions, and the value of the investments attributable to that portion of the Company's contributions that has become vested.

     Withdrawals by participants must be made of all withdrawal amounts in each available category below (listed in descending order) before amounts in the next following category may be withdrawn:

     1.  Participant Post Tax Contributions Account

     2.  Rollover Account; and

     3.  Company Matching Account

     Prior to age 59-1/2 participants are allowed to make withdrawals from their pretax contributions made after July 31, 1983 on a hardship basis only, subject to certain conditions as set forth in the Plan.

     FORFEITURE OF INTEREST UNDER THE PLAN -- Upon a participant's separation from service, the portion of investments attributable to contributions made by the Company which have not vested shall remain in such accounts. Such nonvested amounts shall be forfeited on the date which is 60 consecutive months after separation from service or cash-out. If the participant is rehired before such forfeiture, the nonvested portion shall remain in the participant's account.

     All amounts forfeited under the Plan will remain in the Plan and will be applied against future contributions to the Plan by the Company. If the Plan is terminated, any forfeited amounts not yet applied against Company contributions will accrue ratably to the remaining participants in the Plan at the date of termination.

     TERMINATION OF THE PLAN -- The Company expects the Plan to be permanent and continue indefinitely, but since future conditions affecting the Company cannot be anticipated or foreseen, Rohr, Inc. must necessarily and does hereby reserve the right in its sole discretion to amend, modify or terminate the Plan at any time. Upon termination of the Plan, the entire amount of each participant's account (including that portion of the account attributable to the Company's contributions which would not otherwise be vested) shall become fully vested and nonforfeitable.

2.   SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING -- The Plan's financial statements are prepared on the accrual basis of accounting.

     INVESTMENT VALUATION - Plan investments, except for participant loans, are stated at fair value, as determined by quoted market prices. Participant loans are carried at cost which approximates fair value.

     PAYMENT OF BENEFITS - Benefits are recorded when paid.

3.   INVESTMENT OPTIONS

     Under provisions of the Plan, participants may invest their savings in any combination of the following funds:

          THE FIDELITY RETIREMENT MONEY MARKET PORTFOLIO - A portfolio invested in short-term money market securities with maturities less than 90 days.

          THE FIDELITY SHORT-TERM BOND PORTFOLIO - A portfolio invested primarily in investment grade debt securities.

          THE FIDELITY GROWTH AND INCOME PORTFOLIO - A portfolio invested in a combination of U.S. and foreign stocks and debt securities.

          THE FIDELITY MAGELLAN FUND - A fund invested in the stocks of both well-known and lesser known companies.

          THE FIDELITY DISCIPLINED EQUITY FUND - A fund invested in a broad array of stocks.

          THE FIDELITY OVERSEAS FUND - A fund investing primarily in the stocks of foreign companies.

          THE FIDELITY ASSET MANAGER FUNDS - These three funds invest in a combination of foreign and domestic stocks, bonds and short-term securities.

          THE ROHR STOCK FUND - A fund invested in the common stock of the Company.

     Prior to December 1, 1994, each participating employee had the option of electing to invest: (1) 100% in either the Capital Accumulation Fund or the Equity Fund or (2) 50% in each fund. The Capital Accumulation Fund was invested in fixed income debt obligations of unaffiliated issuers. The Equity Fund was invested in a diversified portfolio of equity and/or debt securities of unaffiliated issuers.

4.   PARTICIPANT LOANS RECEIVABLE

     Participant loans receivable consist of general purpose and principal residence loans. General purpose loans have terms ranging from 1 to 4-1/2 years and provide fixed interest rates based upon federal short-term rates (5.88% and 5.81% at July 31, 1996 and 1995, respectively). Principal residence loans have terms ranging from 1 to 15 years and provide fixed interest rates based upon federal long-term rates (6.90% and 6.56% at July 31, 1996 and 1995, respectively). Under either type of loan, employees may borrow up to 50% of the value of their vested account balance up to a maximum of $50,000. The minimum an employee may borrow is $500. In general, employee loans are payable in equal weekly or bi-weekly installments through payroll deductions and are secured by the participants interest in the Plan.

5.   TAX STATUS

     The Company obtained a determination letter dated August 8, 1996 from the Internal Revenue Service indicating that the Plan meets the requirements of
     Section 401(a) and 401(k) of the Internal Revenue Code and is exempt from Federal income tax under Section 501(a) of the Code.

6.   PARTICIPANT UNITS AND UNIT VALUES

     Through November 30, 1994, the Plan's assets were invested in master trust funds, held in trust by Mellon Bank, N.A., which commingled the investment funds of various qualified employee benefit plans maintained by the Company. On December 1, 1994, all assets of the Plan were transferred to Fidelity Management Trust Company and invested in Fidelity managed mutual funds (see Note 1).

     The ending monthly participant units and unit values of the Plan's investments in the master trust funds through November 30, 1994 were as follows:

                                                                    Capital
                             Equity Fund                         Accumulation Fund                           Rohr Fund
                  --------------------------------      ---------------------------------        --------------------------------
                       Units              Unit Value          Units              Unit Value           Units              Unit Value
August, 1994       7,683,406               $10.35        14,723,518               $4.40           3,180,280               $1.51
September          7,624,954                10.13        14,639,409                4.38           3,219,586                1.34
October            7,562,633                10.20        14,595,317                4.39           3,271,439                1.33
November           7,533,390                 9.81        14,308,576                4.37           3,311,836                1.33

     Plan investments were not unitized effective December 1, 1994. As such, ending monthly participant units and unit values for periods subsequent to November 1994 are not presented.

                                  * * * * * *

THE PRETAX SAVINGS PLAN FOR THE SALARIED
EMPLOYEES OF ROHR, INC.


SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
(ITEM 27a OF FORM 5500)
JULY 31, 1996

-------------------------------------------------------------------------------------------------------------------------------
            Identity of Issue                                          Description           Cost              Fair Value
Fidelity Growth and Income Portfolio                                   Mutual Fund        $43,581,451          $53,094,877
Fidelity Magellan Fund                                                 Mutual Fund         32,518,874           30,756,274
Fidelity Asset Manager Fund                                            Mutual Fund         18,775,690           21,160,941
Fidelity Short-Term Bond Portfolio                                     Mutual Fund         18,489,559           18,234,543
Rohr Stock Fund                                                        Mutual Fund         11,664,315           16,529,491
Fidelity Disciplined Equity Fund                                       Mutual Fund         15,387,799           16,158,262
Fidelity Asset Manager: Growth Fund                                    Mutual Fund         11,173,348           13,313,551
Fidelity Retirement Money Market Portfolio                             Mutual Fund         11,991,894           11,991,894
Fidelity Overseas Fund                                                 Mutual Fund          7,131,651            7,783,809
Fidelity Asset Manager: Income Fund                                    Mutual Fund          6,009,113            6,426,732
Loans to participants                                                                       9,530,795            9,530,795
                                                                                         ------------         ------------
Total assets held for investment                                                         $186,254,489         $204,981,169
                                                                                         ============         ============

THE PRETAX SAVINGS PLAN FOR THE SALARIED
EMPLOYEES OF ROHR, INC.


SUPPLEMENTAL SCHEDULE OF SERIES OF REPORTABLE TRANSACTIONS
(ITEM 27d OF FORM 5500)
YEAR ENDED JULY 31, 1996

------------------------------------------------------------------------------------------------------------------------------------

                                      Purchases                                                Sales
                              -------------------------------   --------------------------------------------------------------------
                                          Purchase                                Selling             Cost of           Net Gain
Description                   Number       Price                 Number            Price               Asset              (Loss)
Fidelity Magellan Fund        250        $22,564,995             239             $15,126,441         $14,683,757     $   442,684

Fidelity Growth and Income
  Portfolio                   253         22,706,600             242              16,613,290          14,771,224       1,842,066

Fidelity Overseas Fund        242          9,313,214             206               8,679,330           8,516,001         163,329

Fidelity Asset Manager Fund   225          3,565,849             213               5,529,318           4,953,632         575,686

Fidelity Disciplined Equity
  Fund                        238         11,179,170             204               6,717,352           6,543,377         173,975

Fidelity Short-Term Bond
  Portfolio                   240          4,629,929             229               7,023,343           7,039,842         (16,499)

Fidelity Retirement Money
  Market Portfolio            243         26,775,737             232              23,430,451          23,430,451               0


NOTE: The transactions included in this schedule meet the definition of reportable transactions under Section 103 of the Employee Retirement Income Security Act of 1974 and consist of series of transactions during the year involving investment assets of an amount in excess of 5% of the current value of beginning Plan assets.

                                   Signature


     Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                           PRETAX SAVINGS PLAN FOR THE
                                           SALARIED EMPLOYEES OF ROHR, INC.
                                           (Amended and Restated 1994)



                                           By: /s/ A. L. MAJORS
                                               ---------------------------------
                                                A. L. Majors, Chairman
                                                Administrative Committee for the
                                                Pretax Savings Plan for the
                                                Salaried Employees of
                                                Rohr, Inc.
                                                (Amended and Restated 1994)



Date:  January 27, 1997